VIA EDGAR

December 9, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhun

Re:	CIIG Merger Corp.
Registration Statement on Form S-1
Filed November 22, 2019, as amended December 4, 2019
File No. 333-235158

Dear Mr. McPhun:

CIIG Merger Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 6, 2019, regarding the Draft Registration Statement on Form S-1 submitted on November 22, 2019, as amended December 4, 2019.

Registration Statement on Form S-1 filed November 22, 2019 and December 4, 2019

Limited payments to insiders, page 33

1. We note that you may pay a financial consulting fee to IIG Holdings or another affiliate of your sponsor at the closing of your initial business combination. Please disclose how the fee will be determined and the potential size of the fee.

In response to the Staff’s comment, we have added the requested disclosure regarding how the fee will be determined.  While we are unable to determine the size of any such potential fee at the present time, we respectfully draw the Staff’s attention to the disclosure, appearing in several places in the prospectus, that “The amount of any such financial consulting fee we pay will be based upon the prevailing market for similar services for comparable transactions at such time, and will be subject to the review of our audit committee pursuant to the audit committee’s policies and procedures relating to transactions that may present conflicts of interest.”

Redemption Procedures and Cashless Exercise, page 139

2. Consistent with the information in your Summary, please clarify, if true, that management's option to require holders to exercise warrants on a cashless basis applies when warrants have been called for redemption in cash rather than when they are called for redemption for shares of common stock.

We respectfully confirm that our management may only force cashless exercise of the warrants in the event of a redemption for cash. In order to clarify this, we have moved the paragraph that discusses management’s option to require cashless exercise from page 139 of the prospectus to page 137 of the prospectus, under the heading “Redemption of Warrants for Cash.”

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CIIG Merger Corp.

By:	/s/ F. Peter Cuneo
Name:	F. Peter Cuneo
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP